
07001283


SEC MAIL
PROCESSING
RECEIVED
FEB 0 5 2007
WASH, D.C.
185
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 1 2006 (MM/DD/YY) AND ENDING 12 31 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACR Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

687 Park Lane
(No. and Street)

Cedarhurst (City) NY (State) 11516 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Want & Ender CPA P.C.
(Name – *if individual, state last, first, middle name*)

386 Park Ave South (Address) NY (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

2/20/07

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Austin C. Rybstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.C.R. Securities, Inc., as of January 29, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Austin C. Rybstein
Signature

President
Title

1/29/07

Notary Public

MICHAEL WINSTON
Notary Public, State of New York
No. 01W15046381
Qualified in Nassau County
Commission Expires July 17, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WANT & ENDER
CPA., P.C.
Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP

January 24, 2007

ACR SECURITIES, INC.
687 PARK LANE
CEDARHURST, NY 11516

Attn: Mr. Austin Rybstein

Dear Mr. Rybstein,

We enclose herewith a copy of ACR Securities, Inc. Financial Statements with Accountants' Report as at December 31, 2006.

Also enclosed are two copies of Letter of Representation in connection with above report. Please sign one copy and return to our office. The other copy is for your files.

Very truly yours,



Martin Ender
WANT & ENDER CPA, P.C.

386 PARK AVENUE SOUTH SUITE 1618 NEW YORK, NY 10016
TEL 212.684.2414 FAX 212.684.5433 WEB WWW.WANTENDERCPA.COM

ACR Securities, Inc.

687 Park Lane
Cedarhurst, NY 11516

January 24, 2007

Want & Ender CPA, P.C.
386 Park Avenue South, Suite 1618
New York, NY 10016

In connection with your examination of the statements of financial condition, income, cash flow, changes in shareholder's equity and changes in financial postion of ACR Securities, Inc. as of December 31, 2006, and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, changes in shareholder's equity and changes in financial position of ACR SECURITIES, INC. in conformity with generally accepted accounting principles, we confirm, to the best of our knowledge and belief, the following representations made to you during your examination.

(1) We are responsible for the fair presentation in the financial statements of financial postion, results of operations, changes in shareholder's equity and changes in financial position in conformity with generally accepted accounting principles.

(2) We have made available to you all:

 (a) Financial records and related data.
 (b) Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

(3) There have been no:

 (a) Irregularities involving management or employees who have significant roles in the system of internal control.

 (b) Irregularities involving other employees that could have a material effect on the financial statements.

 (c) Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

(4) We have no plans or intentions that may materially affect the carrying value or classifications of assets and liabilities.

(5) There are no:

(a) Violations or possible violations of federal, foreign, state, local, etc. laws or regulations whose effects should be considered for disclosure in the financial statement or as a basis for recording a loss contingency.

(b) Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

(6) There are no other unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

(7) There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

(8) The Company has satisfactory title to all owned assets, and there no liens or encumberances on such assets, nor have any assets been pledged.

(9) We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

(10) All property, plant, and equipment as owned with satisfactory title is included in the balances; charges during the year are stated at cost and were actual additions; property disposed of or abandoned was removed from the accounts.

(11) The provision for depreciation was determined on a basis consistent with preceding years, and we believe that the methods used and lives assigned continue to be appropiate to allocate the cost of these assets over their estimated useful lives. The accumulated depreciation is adequate to state these assets at a net amount reasonably allocable to the utility to be obtained over their remaining lives.

(12) No events have occurred and no facts have been discovered since the balance sheet date, which would make the balance sheet or the statement of operations, changes in financial position and shareholder's equity for the period then ended materially inaccurate or misleading.

(13) There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

(14) Net capital computations, prepared by the company for the year ended December 31, 2006 indicated that the Company was in compliance with requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the year. Reserve calculations under rule 15c3-1 during the year did not reveal any deposit requirement that was not made on a timely basis.

We understand that, as is customary, your examination was in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures as you considered necessary in the circumstances for the purpose of expressing an opinion on the financial statements but did not include a detailed audit of the transactions. We also understand that such examination would not necessarily disclose irregularities should there be any.

Very truly yours,

ACR Securities, Inc.

Austin Rybstein
President

ACR SECURITIES, INC.

FINANCIAL STATMENTS WITH
SUPPLEMENTARY INFORMATION AND
ACCOUNTANTS' REPORT

DECEMBER 31, 2006

ACR SECURITIES, INC.

December 31, 2006

TABLE OF CONTENTS


WANT & ENDER
CPA., P.C.
Certified Public Accountants

MARTIN ENDER CPA
STANLEY Z. WANT CPA, CFP

Independent Auditor's Report

To the Shareholders and Board of Directors
ACR Securities, Inc.
687 Park Lane
Cedarhurst, New York 11516

We have audited the accompanying balance sheet of ACR Securities, Inc. as of December 31, 2006 and related statments of income, changes in shareholder's equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our examination was made primarily for the purpose of expressing an opinion on the financial statements taken as a whole, and revealed no material weakness in the accounting procedures and internal controls.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ACR Securities, Inc. as of December 31, 2006, and the reults of its operation and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Martin Ender
Want & Ender, CPA, P.C.
New York, New York

January 24, 2007

386 PARK AVENUE SOUTH SUITE 1618 NEW YORK, NY 10016
TEL 212.684.2414 FAX 212.684.5433 WEB WWW.WANTENDERCPA.COM

ACR Securities, Inc.
Balance Sheet
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash In Bank	38,451.74
Clearing House Deposit	9,736.59
Commissions Receivable	6,333.33
Allowance For Bad Debt	(3,606.96)
Total Current Assets	50,914.70
FIXED ASSETS	
Total Fixed Assets	0.00
OTHER ASSETS	
Total Other Assets	0.00
TOTAL ASSETS	$ 50,914.70

See accountants' report and accompanying notes to financial statements

ACR Securities, Inc.
Balance Sheet
December 31, 2006

LIABILITIES

CURRENT LIABILITIES	
Federal P/R Taxes	668.80
Accr Expenses	775.00
Total Current Liabilities	1,443.80
LONG TERM LIABILITIES	
Total Long Term Liabilities	0.00
EQUITY	
Common Stock(Note 1)	15,000.00
Officer's Distribution	(290.70)
Accumulated Adjustment	23,797.05
Current Year Earnings	10,964.55
Total Equity	49,470.90
TOTAL LIABILITIES AND EQUITY	$ 50,914.70

ACR Securities, Inc.
Income Statement
For the Year Ended December 31, 2006

INCOME	
Commission Income	57,281.80
Other Income	4,440.69
Total Revenues	61,722.49
OPERATING EXPENSES	
Clearing House Expenses	16,359.07
Officers Salary	3,800.00
Professional Fees	2,475.00
Bad Debts	525.00
Telephone Expenses	1,114.40
License & Permits	1,143.00
Office Related Expenses	485.24
Postage Expenses	198.54
Quote Service	8,635.65
Books & Periodicals	385.43
Insurance	5,147.01
Miscellaneous Expenses	10,012.50
Total Operating Expenses	50,280.84
NET OPERATING INCOME (LOSS)	11,441.65
TAXES	
Payroll Taxes	377.10
Taxes	100.00
Total Taxes	477.10
NET INCOME (LOSS) FOR THE PERIOD	10,964.55

See accountants' report and accompanying notes to financial statements

ACR SECURITIES, INC.

Statement of changes in shareholder's equity

Year ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance, January 1, 2006	$ 15,000.00	$ --	$ 23,797..05
Net Profit for the year			$ 10,964.55
Distribution to Shareholder			$ 290.70
Balance, December 31, 2006	$ 15,000.00	$ --	$ 34,470.90

See accountants' report and accompanying notes to financial statements

ACR Securities, Inc.
Statement of Cash Flows
For the Period Ended December 31, 2006

		Current Year 12-31-6
Cash Flows from Operating Activities		
Net Income	$	10,964.55
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
(Increase) Decrease in Accounts Receivable		3,104.77
(Increase) Decrease in Other Assets	(	662.66)
Increase (Decrease) in Accrued Liabilities		192.80
Total Adjustments		2,634.91
Net Cash Provided (Used) By Operating Activities	$	13,599.46
Net Increase (Decrease) in Cash		13,599.46
Cash at Beginning of Period		24,852.28
Cash at End of Period	$	38,451.74

See accountants'report and accompanying notes to financial statements

January 24, 2007

ACR SECURITIES, INC.
687 PARK LANE
CEDARHURST, NY 11516

Attn: Mr. Austin Rybstein

Dear Mr. Rybstein,

We enclose herewith a copy of ACR Securities, Inc. Financial Statements with Accountants' Report as at December 31, 2006.

Also enclosed are two copies of Letter of Representation in connection with above report. Please sign one copy and return to our office. The other copy is for your files.

Very truly yours,

Martin Ender
WANT & ENDER CPA, P.C.

ACR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(1) STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The company was incorporated in the State of New York on June 1, 1998 to operate as a broker/dealer of securities. 200 shares of common stocks with no par value were issued in exchange for cash of $15,000.

(2) COMMISSIONS RECEIVABLE

Commisssions receivable represents commissions earned in December and will be received in January.

SUPPLEMENTARY INFORMATION

ACR Securities, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2006

NET CAPITAL :

	Total assets	$ 50,914.70
	Total liabilities	1,443.80
	Net worth	49,470.90*
DEDUCT:	Non-allowable Asset	163.00
	Net Cap-Tentative	49,307.90
LESS:	Minimum-required	**5,000.00**
	Excess net capital	44,307.90
	Excess net capital(based on 10% of Liabilites $ 131)	44,307.90

The Net Capital computation is the same as the report and there is no material difference in the Net Capital.

END